Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Jun 30-2004	Jun 30-2003	Jun 30-2004	Jun 30-2003	% Change
ASSETS

Cash & equivalents	31,648	48,882	49.7	76.8	-35.3%
Other current assets	151,103	216,451	237.5	340.2	-30.2%
Total current assets	182,751	265,333	287.2	417.0	-31.1%

PP&E, net	311,274	335,929	489.2	527.9	-7.3%
Other assets	65,859	68,224	103.5	107.2	-3.5%

TOTAL ASSETS	559,883	669,485	879.9	1,052.2	-16.4%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	36,154	57,921	56.8	91.0	-37.6%
Other current liabilities	56,512	169,509	88.8	266.4	-66.7%
Total current liabilities	92,666	227,430	145.6	357.4	-59.3%

Long-term debt (2)	111,019	90,542	174.5	142.3	22.6%
Other long-term liabilities	32,881	30,225	51.7	47.5	8.8%
Total long-term liabilities	143,900	120,767	226.2	189.8	19.2%

Minority interest	39,040	41,350	61.4	65.0	-5.6%

Stockholders' equity	284,277	279,938	446.8	439.9	1.5%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	559,883	669,485	879.9	1,052.2	-16.4%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	63,706	146,745	100.1	230.6	-56.6%

Total financial debt	147,172	148,463	231.3	233.3	-0.9%

Net debt (3)	83,466	1,717	131.2	2.7	4760.9%

Liquidity ratio	1.97	1.17
Debt / Capitalization	0.31	0.32

(1) Exchange rate: US$1.00 = Ch$636.30
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets